16 February 2017

National Grid plc
Board Appointment

National Grid is pleased to announce the appointment of Pierre Dufour as a Non-executive Director of the Board with effect from today, 16 February 2017. On appointment Pierre will join the Safety, Environment and Health, Remuneration and Nominations Committees of National Grid plc.

Pierre started his career at SNC Lavalin Group, a Canadian engineering, procurement and construction management business. He joined Air Liquide in 1997, later becoming Chief Executive of the US operations and Chairman of the Board of Air Liquide Canada. Pierre went on to several different positions within Air Liquide where he had responsibility for North American operations, whilst also overseeing safety and industrial risk management and operations in South America, Africa and the Middle East. In 2007 he became Senior Executive Vice President of the Air Liquide Group with responsibility for all Air Liquide group activities across The Americas, Middle East, Africa and Asia as well as supervising engineering, project execution, safety and industrial risk management.

As well as his significant experience on the main board of Air Liquide, Pierre has over 6 years’ experience as a Non-executive Director of Archer Daniels Midland having joined the Board in May 2010.

Sir Peter Gershon, Chairman of National Grid, said:
“The Board is delighted to appoint Pierre Dufour as an independent Non-executive Director. His wealth of experience will bring great value to our Board and to the Remuneration and Nominations Committees. Additionally his strong track-record in safety and industrial risk management, and the supervision of complex multinational engineering projects makes him ideally placed to strengthen the expertise on our Safety, Environment and Health Committee.

Pierre’s appointment to the Board is part of our ongoing commitment to keep the Board fresh and to ensure that there is a diversity of skill sets. As a result, shareholders will continue to benefit from strong governance and stewardship.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS

National Grid:

Investors:
Aarti Singhal David Brining	+44 (0) 207 004 3170 +44 (0) 207 004 3166
Media Sean Kemp	+44 (0) 207 004 3149